United States Securities and Exchange Commission Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer Pursuant to Rule 13a-16 or 15d-16 of the Securities Exchange Act of 1934

For the month of December 2006

Aracruz Celulose S.A.

Aracruz Cellulose S.A. (Translation of Registrant’s name into English) Av. Brigadeiro Faria Lima, 2,277—4th floor São Paulo, SP 01452-000, Brazil (Address of principal executive office)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

(Check One) Form 20-F ☑ Form 40-F ☐

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1))

(Check One) Yes ☐ No ☑

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7))

(Check One) Yes ☐ No ☑

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

(Check One) Yes ☐ No ☑

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b). 82- .)

SUMMARY OF THE MINUTES OF AN EXTRAORDINARY MEETING OF THE BOARD OF DIRECTORS

Date, place and time:

November 28, 2006, at 4:00 pm, through a teleconference hosted by the company's branch office, located at Av. Brigadeiro Faria Lima nº 2,277, 3rd (part) and 4th floor, in the city of São Paulo - SP.

Quorum:

Responding to a formal invitation, the following Board members attended the meeting: Carlos Alberto Vieira (Chairman), Haakon Lorentzen, Carlos Jurgen Temke, Luiz Aranha Corrêa do Lago, Ernane Galvêas, João Carlos Chede, Raul Calfat, Álvaro Luiz Veloso, Nelson Koichi Shimada and Sandra Meira Starling. José Luiz Braga, General Counsel, acted as Secretary.

Summary of the Deliberations:

1.	The Board decided to approve a financing transaction with Banco Nacional do Desenvolvimento Econômico e Social – BNDES, amounting to a total of R$ 595,869,000, on the terms specified in the general conditions.

2.	The transaction shall be divided into 13 (thirteen) tranches and its main characteristics are as follows:

2.1. Purpose:

(a)	Investment required for the modernization and expansion of the company's plant located at Barra do Riacho, in the municipality of Aracruz – ES, aimed at increasing bleached eucalyptus pulp production capacity from 2,130,000 to 2,330,000 tons/year;

(b)	Implementation of forestry programs during 2006 and 2007 in the states of Espírito Santo and Bahia;

(c)	Implementation of social investment programs during 2007 and 2008 in the areas where the company operates.

2.2. Terms:

(a)	Disbursement Period: from 24 (twenty-four) to 36 (thirty-six) months;

(b)	Grace Period: from 30 (thirty) to 84 (eighty-four) months, counted from the 15th day of the month immediately following the signing of the contract, according to the purpose of the tranche;

(c)	Amortization Period: from 24 (twenty-four) to 84 (eighty-four) months, counted from the end of the grace period.

2.3. Interest:

(a)	At the BNDES "TJLP (Long Term Interest Rate)", representing 90% of the total amount, with a risk spread of 1.9% p.a. or 2.9% p.a.;

(b)	At the BNDES "Currency Basket" rate, representing 10% of the total amount, with a risk spread of 1.4% p.a. or 2.4% p.a.

2.4. Guarantees: None.

Closing:

The resolutions were decided with the unanimous approval of the Board members present. Since there was no further business, the Meeting was closed, with the drawing up of these Minutes, signed by those present. São Paulo, November 28, 2006. (Signatures) Carlos Alberto Vieira -Chairman; José Luiz Braga - Secretary; Haakon Lorentzen, Carlos Jurgen Temke, Luiz Aranha Corrêa do Lago, Ernane Galvêas, João Carlos Chede, Raul Calfat, Álvaro Luiz Veloso, Nelson Koichi Shimada and Sandra Meira Starling.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: December 11, 2006

ARACRUZ CELULOSE S.A. By: /s/ Carlos Augusto Lira Aguiar Name: Carlos Augusto Lira Aguiar Title: Chief Executive Officer